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                                                                     EXHIBIT 5.2


                     [CHAPARRAL STEEL COMPANY LETTERHEAD]

                  F O R   I M M E D I A T E   R E L E A S E

                      CHAPARRAL STEEL BOARD OF DIRECTORS
                       RECEIVED REVISED OFFER TO MERGE


MIDLOTHIAN, TEXAS - JULY 25, 1997 - The Board of Directors of Chaparral Steel Company (NYSE-CSM) today announced that Texas Industries, Inc. has revised its offer to merge. Under the terms of the revised offer, owners of the publicly traded shares of Chaparral Steel would receive $15.50 per share in cash. The Board of Directors of Chaparral Steel has referred the revised offer to the Board-appointed Special Committee for consideration.

Chaparral Steel Company manufactures high quality structural and bar products from recycled steel for distribution throughout North America.





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